August 26, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:	InspireMD, Inc. Registration Statement on Form S-1 Filed June 16, 2011 File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 to Form S-1 (“Amendment No. 1”), marked to show changes from the Form S-1 filed by the Company on June 16, 2011.  We acknowledge receipt of the letter of comment dated July 13, 2011 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-reference matter.  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter.  The paragraph and page number references below are to those in Amendment No. 1.  The Company’s responses to the Comment Letter are numbered to correspond to the comment as numbered in the Comment Letter.  For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

REGISTRATION STATEMENT ON FORM S-1

Overview, page 1

1.	Please revise the opening paragraph to disclose your revenues for the most recently completed fiscal year and stub period, as applicable.

Response:

The Company has made the requested revision by disclosing its revenues for the most recently completed fiscal year and stub period on page 1 of Amendment No. 1.

2.
Please provide objective support for your statement in the final paragraph of this section that cobalt-chromium stents are “generally known in the industry to provide better deliverability and possibly even a reduction in major adverse cardiac events.”

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
August 26, 2011

Response:

The Company has made the requested revision by providing objective support for the statement with respect to cobalt-chromium stents on page 2 of Amendment No. 1.

3.
We note that this section focuses extensively on the strengths of your product.  Please revise the Summary and Business sections to add balancing disclosure addressing any drawbacks or competitive disadvantages facing your products.

Response:

The Company has made the requested revision by including disclosure addressing drawbacks and competitive disadvantages facing the Company’s products on pages 2 and 38 and 39 of Amendment No. 1.

4.
We note in the second-to-last paragraph of this section that your current CE mark covers your first generation product, MGuard Coronary.  With a view to disclosure, please tell us whether the MGuard Prime will require you to secure an additional CE Mark.

Response:

The Company has made the requested revision by including the date that MGuard Prime received CE Mark approval on page 2 of Amendment No. 1.

We expect to derive our revenue from sales of our MGuard stent products, page 4

5.
If the bulleted risks listed in the second paragraph are material, please expand your disclosure of the risks under this heading or provide appropriate discussion of the risks under separate risk factor headings.

Response:

The Company has made the requested revision by expanding the disclosure of the risks by reference to relevant risk factors found later in the Risk Factors section on page 5 of Amendment No. 1.

Clinical trials necessary to support a pre-market approval application, page 6

6.	Please revise to clarify whether the Cypher and Taxus Express2 stents are your products.

Response:

The Company has made the requested revision by clarifying that the Cypher stent was developed by Johnson & Johnson and the Taxus Express2 stent was developed by Boston Scientific Corporation on page 7 of Amendment No. 1.

U.S. Securities and Exchange Commission
August 26, 2011

If we fail to maintain or establish satisfactory agreements with suppliers, page 10

7.	Please confirm that you have filed all material agreements with QualiMed Innovative Medizinprodukte GmbH, MeKo Laserstrahl-Materialbearbeitung and Natec Medical Ltd.

Response:

The Company has filed its material agreements with MeKo Laserstrahl-Materialbearbeitung and Natec Medical Ltd as Exhibits 10.26 and 10.27, respectively, to Amendment No. 1.  The Company notes that it has filed its Manufacturing Agreement with QualiMed Innovative Medizinprodukte GmbH as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011 (the “April 6 8-K”) and its Development Agreement with QualiMed Innovative Medizinprodukte GmbH as Exhibit 10.12 to the April 6 8-K.

We may have violated Israeli securities law, page 13

8.
With a view to disclosure, please tell us when you applied for a no-action determination from the Israel Security Authority.  In your response, please also provide the staff with an update of the current status of your request and describe the fines and other penalties to which you may be subject.

Response:

A wholly-owned subsidiary of the Company, InspireMD Ltd, a private company incorporated under the laws of the State of Israel, applied for a no-action determination from the Israel Security Authority (the “ISA”) on February 14, 2011.  The ISA has yet to respond to InspireMD Ltd.’s application for no-action determination.  The maximum penalties for violating section 15 of the Israeli Security Law of 1968 are as follows: imprisonment of 5 years; a fine of up to approximately $317,000 to be paid by management of the violating company; and a fine of up to approximately $1,590,000 to be paid by the violating company.

Because we became public by means of a “reverse merger”.., page 14

9.	Please expand this risk factor to further discuss the risk presented. For instance, clarify the meaning of your statement that brokerage firms have “no incentive”‘ to cover your common stock.

Response:

The Company has made the requested revision by expanding the risk factor to further discuss the risk presented and to clarify the reason that brokerage firms have “no incentive” to cover the Company’s common stock on page 16 of Amendment No. 1.

Use of Proceeds, page 17

U.S. Securities and Exchange Commission
August 26, 2011

10.	Revise the second paragraph to quantify the maximum amount of proceeds you may expect to receive if the warrants are exercised on a cash basis.

Response:

The Company has made the requested revision by including the maximum amount of proceeds the Company would receive upon exercise of all warrants on a cash basis on page 19 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies, page 18

Inventory, page 19

11.	Please revise to include your policy regarding your review for obsolescence and the way in which you write inventory down to market value.

Response:

The Company has made the requested revision by including its policy regarding its review for obsolescence and the way in which it writes down inventory to market value on page 22 of Amendment No. 1.

Results of Operations, page 20

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 20

12.
We note that your revenues have decreased by approximately 20% and noted from your disclosure that the decrease is primarily related to the recognition of previously recorded deferred revenues in the first quarter of 2010 for which there was no comparable revenues in 2011, which appears to be more of a timing issue rather than an explanation of the underlying reason for the decrease in sales.  In light of the significant decrease in revenues your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management.  When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change.  For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change.  The analysis should reveal underlying material causes of the factors described and any future impact on operating results.  Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A, including operating expenses. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 338350.

U.S. Securities and Exchange Commission
August 26, 2011

Response:

The Company has made the requested revision by revising the Management’s Discussion and Analysis section for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 to supplement its disclosure, beginning on page 23 of Amendment No. 1.

13.
In this regard, we also noted that despite the decrease in sales your gross margin percentage increased more than 10 percentage points, from 36.2% to 46.7%.  Please revise to explain how you were able to obtain significant increases in your gross margins and more efficient manufacturing and economies of scale when sales levels had actually decreased. Please quantify the increase in average selling prices and the number of units purchased as part of your disclosure and explain how the increased purchasing volumes you refer to relate to the overall decrease in sales during the period.

Response:

The Company has made the requested revision by revising the Management’s Discussion and Analysis section for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 to supplement its disclosure, beginning on page 23 of Amendment No. 1.

14.
Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.  For example, you say that the increase in general and administrative expense was primarily due to an increase in investor related activities and provisions for pending litigation.  However, you do not quantify the impact of each of these factors.  Please revise your disclosure to address our concerns. Business, page 24

Response:

The Company has made the requested revision by revising the Management’s Discussion and Analysis section for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 to supplement its disclosure, beginning on page 23 of Amendment No. 1.

15.	Regarding the market data that you disclose in this section, please tell us:

•	how you confirmed that the data used in the registration statement reflects the most recent available information;

•	whether all of the data is publicly available;

•	whether you paid for the compilation of any of the data;

U.S. Securities and Exchange Commission
August 26, 2011

•	whether any of the data was prepared for your use in the registration statement; and

•	whether the authors of the data consented to your use of such data in the registration statement.

If you are affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response:

The data used by the Company in this section of the registration statement was taken from a research report published on January 3, 2011 by the Bank of Montreal Investment Banking Group, also known as BMO Capital Markets.  This research report was widely disseminated and, as such, the Company believes that its use of the data from the research report does not require obtaining the consent of the authors of the research report.  The Company did not pay for the compilation of any of the data in the report and none of the data published in the report was prepared for the Company’s use in the registration statement.  The Company is not affiliated with the preparation of any of the data.

16.
We note your discussion of pre-clinical and clinical studies. However, this information is not presented within the context of your current and planned operations.  With a view to disclosure, please provide a detailed discussion the necessary steps and associated costs required in order to receive approval to sell your products in the United States, China and other new markets into which you currently intend to expand.  Please provide the staff with a discussion of the number, size and complexity of the trials that must be completed as well as the expected timeframe for completion.

Response:

The Company has made the requested revision by including an expanded discussion of its planned trials in the context of the Company’s planned operations.  Because the Company does not currently plan to seek approval of its products in China, a country that does not rely upon the CE Mark or U.S. Food and Drug Administration approval in its approval process, the Company did not discuss any plans for seeking approval in China.  See “Business – Future Clinical Trials for MGuardTM Coronary” on page 36 of Amendment No. 1.

17.	Please tell us where you have discussed the terms and significance of the company’s license agreement to use the MGuard Prime stent design.

Response:

The Company has made the requested revision by supplementing its discussion of its arrangement with respect to the MGuard Prime stent under the heading “Manufacturing and Suppliers” on page 42 of Amendment No. 1.  The Company notes that it also filed the license agreement as Exhibit 10.13 to the April 6 8-K.

U.S. Securities and Exchange Commission
August 26, 2011

Our Products, page 26

18.
Please revise to further explain how your products differ from, and improve upon, existing products in the marketplace.  For example, your references to MGuard Coronary’s “enhanced clinical profile” and “enhanced bio-absorbability” and MGuard Carotid’s “superior embolic protection characteristics” are overly vague. Revise accordingly.

Response:

The Company has made the requested revision by further explaining how its products improve upon existing products in the marketplace, beginning on page 30 of Amendment No. 1.

Comparison of Clinical Trials, page 31

19.
We note the difference between the results of your 2005 and 2006 studies and the results of the trials described in this section.  With a view to disclosure, please tell us whether your product underwent design changes or otherwise explain the basis for the differing results.

Response:

The Company has made the requested revision by supplementing its disclosure concerning its clinical trials in order to explain the differing results, beginning on page 34 of Amendment No. 1.

Product Positioning, page 34

20.	Please quantify the market penetration described in the first paragraph of this section.

Response:

The Company has made the requested revision by quantifying the market penetration on page 39 of Amendment No. 1.

Government Regulation, page 35

21.	Please expand this section to disclose the material regulatory requirements for the international markets that you are targeting.

Response:

The Company has made the requested revision by disclosing the material regulatory requirements for the international markets the Company is targeting on page 41 of Amendment No. 1.

Customers, page 36

22.	Please clarify whether you have a written agreement with Hand-Prod Sp. Z.o.o. and file such agreement as an exhibit. Also, discuss the material terms of the agreement.

U.S. Securities and Exchange Commission
August 26, 2011

Response:

The Company has made the requested revision by discussing the Company’s agreement with Hand-Prod Sp. Z o.o. on page 42 of Amendment No. 1.  In addition, the Company has filed its written agreement with Hand-Prod Sp. Z o.o. as Exhibit 10.28 to Amendment No. 1.

Manufacturing and Suppliers, page 36

23.	Please discuss the availability of raw materials.

Response:

The Company has made the requested revision by discussing its raw material requirements and the availability such raw materials on page 42 of Amendment No. 1.

24.
Please expand your discussion of the material terms of your agreements with the companies mentioned in this section, including any provisions related to term, termination, exclusivity or incentive programs.  Provide similar disclosure of the material terms of your distribution agreements.

Response:

The Company has made the requested revision by expanding the discussion of the material terms of its agreements with its manufacturers and suppliers on page 42 of Amendment No. 1.

Executive Officers and Directors, page 38

25.
For each director, please discuss clearly the specific experience, qualifications, attributes or skills that lead to the conclusion that the person should serve as a director for the registrant at this time in light of the registrant’s business and structure.

Response:

The Company has made the requested revision by discussing each director’s qualifications to serve on the board of directors of the Company beginning on page 44 of Amendment No. 1.

26.	Please tell us why you do not discuss in this filing your Scientific Advisory Board mentioned in exhibit 99.1 of your Form 8-K filed on April 6, 2011.

Response:

The Company does not believe that the information required to be disclosed in the prospectus section of a Form S-1 registration statement includes a discussion of its Scientific Advisory Board.  The Scientific Advisory Board is not a committee of the Company’s board of directors, it does not have any powers delegated to it by the Company’s board of directors and it does not consist of members of the Company’s board of directors.  The Scientific Advisory Board is a group of doctors and scientists that the Company consults with on an ad hoc basis.  The members of the Scientific Advisory Board are not employees of the Company and may even have arrangements with other companies to assist those companies in developing products or technologies that may compete with those of the Company.

U.S. Securities and Exchange Commission
August 26, 2011

Selling Stockholders, page 43

27.
Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

•	The selling stockholder purchased the shares being registered for resale in the ordinary course of business.

•	At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:

The selling stockholders who are broker-dealers and affiliates of broker-dealers received their shares of common stock and warrants as compensation for consulting services or serving as the Company’s placement agent in a private placement.  No shares of common stock or warrants were purchased from the Company in connection with a planned distribution.  As such, the Company does not believe that selling stockholders who are broker-dealers or affiliates of broker-dealers should be deemed underwriters for purposes of this offering.

28.	Please disclose the natural person or persons who have voting and/or investment power for the shares held by the selling stockholders.

Response:

The Company has made the requested revision by disclosing the natural person or persons who have voting and/or investment power for the shares held by the selling stockholders on beginning on page 52 of Amendment No. 1.

Financial Statements for the Years Ended December 31, 2010 and 2009

29.	Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

U.S. Securities and Exchange Commission
August 26, 2011

Response:

The Company confirms that consideration has been given to the updating requirements of Rule 8-08 of Regulation S-X.   An updated accountant’s consent is included as Exhibit 23.1 to Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-2

30.
It does not appear that your auditors’ report includes the appropriate electronic signature form.  Please ask your auditors to provide a revised report with the appropriate electronic signature in your next amendment.

Response:

The Company’s auditors have provided a revised auditors’ report with the appropriate electronic signature on page F-2 of Amendment No. 1.

Note 2 – Significant Accounting Policies, page F-8

l. Revenue Recognition, page F-10

31.
We note your disclosure that when returns cannot be reliably estimated both revenues and related direct costs are eliminated, and the products are deemed unsold, you defer revenues and indicate the inventory as held on consignment as part of your financial statements.  Please tell us why you refer to sales of items where the returns cannot be estimated to be inventory on consignment.  Also explain your classification and cite the accounting guidance upon which you based your accounting.

Response:

Currently, most of the Company’s clients have no contractual right to return the Company’s products to the Company.  However, in prior years, from time to time, primarily during its early stage, and following requests from clients, the Company, at its own and sole discretion, accepted some product returns. With respect to certain sales made in the past, primarily in 2008, the Company did not have sufficient basis, at the time of the sale for developing estimates for the level of returns. Accordingly, the Company did not recognize revenues and related direct costs as for accounting purposes the products were not deemed to be sold. The Company explored two potential classification alternatives for the cost of the products deemed unsold: deferred expenditures and consignment inventory.

While arguments could be made to support each alternative, the Company believes that a sale in which a return could not be reliably estimated is similar to a consignment sale, because in these types of arrangements, the seller (i.e., consignor) retains the risks and rewards of ownership of the goods and typically unused goods can be returned by the purchaser (i.e., consignee). Goods delivered to a consignee pursuant to a consignment arrangement are not considered sales and do not qualify for revenue recognition because the seller retains the risks and rewards of ownership of the product and title usually does not pass to the consignee.

In light of the above similarity between a sale in which a return could not be reliably estimated and a consignment sale, the Company concluded that this asset is more akin to consignment inventory rather than to deferred expenditures. The Company believes that this classification, supplemented with adequate disclosure, provides financial statement readers with the most relevant and useful information in this respect.

U.S. Securities and Exchange Commission
August 26, 2011

32.
In this regard, please revise to more fully explain your return policy, including the term of the return period.  Additionally, please explain to us why you record your provision for sale returns and related costs as “accounts payable and accruals” and “inventory on consignment”, respectively.  Also, tell us when you realize the related deferred revenues.  Please quantify the aforementioned amounts as part of your response for each period presented.

Response:

Currently, most of the Company’s clients have no contractual right to return the Company’s products to the Company.  However, in previous years, on a case-by-case basis, following requests from clients, the Company, at its own and sole discretion, accepted some product returns so long as less than 12 months had elapsed from the date of the sale of the product.  Over time, the number of returns has reduced significantly. In light of the current number of returns and the trend of decreasing returns, the Company believes that its current disclosure level is sufficient. The Company will assess its level of disclosure in future filings based on materiality and if and when returns levels change.

In addition, the Company has a few distribution agreements that allow a right of return for a defined period, ranging between 6 and 18 months. For these clients, the Company’s policy is to record the revenues under “deferred revenues” for the defined period until the number of returns from these clients can be reliably estimated.

The Company recorded a provision for returns amounting to $150,000 and $144,000 as of December 31, 2010 and 2009, respectively, under “accounts payable”. From an accounting perspective, the Company believes that this presentation is appropriate, given that the credit terms of the clients are shorter than the estimated return period, and that the composition of gross receivable may change from period to period.

Furthermore, the Company supplemented its accounting analysis by conducting a review of several pharmaceutical companies publicly traded in the United States. Based on this review, the Company discovered that the accounting presentation of its return policy is consistent with those of other pharmaceutical companies.

As of December 31, 2010 and 2009, the Company recorded an amount of $280,000 and $1,002,000, respectively, under “Inventory on consignment” related to products sales for which product returns could not be reliably estimated, and an amount of $91,000 and $91,000 for the years ended December 31, 2010 and 2009, respectively, relating to products sales for which returns could be reliably estimated.

U.S. Securities and Exchange Commission
August 26, 2011

Please refer to the Company’s response to Comment No. 31, above, with respect to the classification of unrealized costs as “inventory on consignment.”

As mentioned above, deferred revenues and the provision for returns are realized at the point in time at which the Company would no longer accept a product return, which is generally one year after the sale of the product.

33.
Please expand your disclosure to describe your revenue recognition policy in greater detail. To the extent that the policy differs among customer categories, please make your disclosure product line specific. Details should be provided to the extent that policy differs among the various marketing venues used by the Company, i.e. distributors and direct sales. Also, if the policies vary in different parts of the world, those differences should be discussed. Provide details of discounts, post shipment obligations, customer acceptance, warranties, credits, rebates, and price protection or similar privileges and how these impact revenue recognition.

Response:

As noted above, the Company’s return policy with respect to most of its clients does not permit a contractual right to return products. Therefore, the Company’s revenue recognition policy does not differ among customer categories, marketing venues or among different parts of the world. In addition, the Company’s policy does not include discounts, post shipment obligations, customer acceptance, warranties, credits, rebates and price protection or similar privileges, except with respect to agreements with certain distributors that provide for incentives consisting of free products upon the achievement of sales targets. When the free products are delivered in a different period than the related products that were fully paid for by the distributor, the Company allocates revenue between the free products and the fully paid products based on the quantities of the free products and the fully paid products.  Each period end, the Company estimates the amount of free products these certain distributors will be entitled to, upon the expected achievement of sales targets, and allocates revenue accordingly.

Disclosures regarding discounts, post shipments obligations, customer acceptance, warranties, credits, rebates and price protection or similar privileges will be added, if relevant, in future fillings.

n. Share-Based Compensation, page F-11

34.
We noted your disclosure that you elected to recognize compensation expense for awards with only service conditions that have graded vesting schedules using the accelerated multiple option approach.  With regards to what you refer to as your election, please clarify for us if you have awards other than those with service conditions and tell us how you determine and recognize related compensation expense.

U.S. Securities and Exchange Commission
August 26, 2011

Response:

The disclosure included in footnote 2n (“The Company elected to recognize compensation expensed for awards with only service conditions that have graded vesting schedules using the accelerated multiple option approach”) refers to share based payment awards to employees. This election was made pursuant to ASC 718-10-35-8, which allows an entity, as a policy choice, to recognize compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

Please note that the Company has no employee share based payment awards that include conditions other than those with service conditions.

v. Factoring of Receivables, page F-13

35.
We note your disclosures that you factored certain of your trade receivables. Please tell us the amounts factored and explain whether you have any ongoing obligations or recourse related to those factored receivables.

Response:

The total trade receivables factored equaled $942,000 for the year ended December 31, 2010. The Company has no ongoing obligations or recourse related to those factored trade receivables.

Note 8 – Long-Term Loan, page F-17

36.
We note your disclosure that the first loan totaled $750 thousand, you did not receive the second loan, and the credit line was not utilized. Please tell us the balance due on the loan as of December 31, 2009 and 2010 and how you have included those liabilities on the balance sheet for each period.

Response:

The balance due on the first loan, as of December 31, 2009 and 2010, was $623,000 and $430,000, respectively.  These balances were recorded under “Long term loan” and “Current maturities of long-term loans”.  The balance recorded in the financial statements was measured at amortized cost on the basis of the effective interest method over the loan period.

As of December 31, 2009 and 2010, the second loan option and the credit line were fully amortized.

37.	Revise to explain why you were required to grant additional fixed liens in November 2010 and again at December 31, 2010.

Response:

The Company has made the requested revision by clarifying the disclosure related to the additional fixed liens on page F-18 of Amendment No. 1.

U.S. Securities and Exchange Commission
August 26, 2011

Note 10 – Commitments and Contingent Liabilities, page F-20

c. Litigation, page F-21

38.
We see you indicate herein that you are involved as defendants in various litigations. For those claims that no accrual is made for loss contingency or if an exposure to loss exists in excess of the amount accrued, please revise to explain if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and your reasons for such conclusion. Please note that for unrecognized contingencies that meet the criteria in paragraph 3 of ASC 450-20-50 you are required to disclosure (i) the nature of the contingency, and (ii) the possible loss or range of loss or provide a statement that such an estimate cannot be made. Please revise your disclosure to provide the required disclosure, if applicable.

Response:

The Company has made the requested revision by clarifying the disclosure related to the various litigations on page F-21 of Amendment No. 1.

39.
Reference is made to the litigation described in Note 10 c. 4 and 5.  Please revise to disclose the fair value of the stock options in both claims, and the method and assumptions used to estimate such fair value.  Additionally, clarify for use the period in which you recorded the provisions associated to each claim. As part of your response, please explain why you would record the $20,000 provision as described in Note 10 c. 4 in 2009 when the claim was submitted in November 2010.  Additionally, as described in Note 10 c. 5, please explain why you would allocate the $134,000 expense to the year ended December 31, 2006 when the claim was submitted in November 2010.  Please provide a similar explanation as it relates to Note 10 c. 6.

Response:

The fair value of the stock options with respect to the litigation described in note 10 c.4 was $2.5 million, using the Black-Scholes valuation model, as of May 2009, which was the period for which the claimant claims these stock options.

The fair value of the stock options with respect to the litigation described in note 10 c.5 is $134,000, using the Black-Scholes valuation model, and relates to an expense from 2006.

The provision in the amount of $20,000 described in note 10 c.4 was recorded in 2009 because the exposure relates to damages that are claimed to have occurred in 2009, which for accounting treatment is considered as a recognized (Type 1) subsequent event according to Accounting Standard Codification (“ASC”) Topic 855 (The damages relate to the period the former employee provided the services for which he claims to be entitled to the compensation). Since up to the submission date of the claim against the Company the 2009 financial statements were not released, the event was considered as a recognized (Type 1) subsequent event and recorded in 2009.

U.S. Securities and Exchange Commission
August 26, 2011

The provision recorded in 2005 and 2006 in the amount of $134,000 described in note 10 c.5 relates to consulting services allegedly provided in 2005 and 2006, which was accrued prior to January 1, 2009. Because the claim was not settled as of the filing of its financial statements for the year ended December 31, 2010, the Company disclosed the amount of exposure in the financial statements.

The provision recorded in the amount of $53,000 described in note 10 c.6 relates to consulting services allegedly provided in 2005 and 2006, which was accrued as of January 1, 2009.

The Company has made the requested revision by clarifying the disclosure related to the litigation described in Note 10 c. 4 and 5 on page F-21 of Amendment No. 1.

40.
Reference is made to your disclosure in Note 10 c. 3.  Please explain your basis for your opinion that the ultimate resolution of claims totaling $1,020,000 will not have a material effect on your financial statements.

Response:

Based upon consultation with its counsel, the Company is of the opinion that a loss is neither probable nor estimable and therefore no accrual was recorded in the financial statements.  The Company has revised the disclosure accordingly.

Note 13 – Supplementary Financial Statement Information, page F-30

f. Financial expenses (income), net, page F-31

41.
Please explain to us how you accounted for the beneficial conversion feature related to the convertible loan and explain how repayment of the loan resulted in your recognition of income related to the redemption of the beneficial conversion feature.

Response:

As disclosed in footnote 7 to the consolidated financial statements for the year ended December 31, 2010, holders of the convertible loan had the right to convert the loan into ordinary shares of the Company at any time, from issuance, and prior to the event of a qualified financing, at a conversion price which was lower than the fair value of the price per share of the Company’s common stock, thus reflecting a beneficial conversion feature.  The Company recognized this beneficial conversion feature in its consolidated financial statements for the year ended December 31, 2008, as additional paid in capital.

Under ASC 470-20-35-7, “if a convertible instrument does not involve a multiple-step discount and does not have a stated redemption date, that discount shall be amortized from the date of issuance to the earliest conversion date.”

U.S. Securities and Exchange Commission
August 26, 2011

Because the convertible loan may have been converted by the holder at any time, the debt discount corresponding to the beneficial conversion feature was recognized immediately at the issuance date as a financial expense, in the consolidated statements of operations for the year ended December 31, 2008.

In March 2009, the convertible loan was fully paid (principal and accrued interest) to the lenders, due to breach of the covenants by the Company.

ASC 470-20-40-3 stipulates: “If a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, the amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature shall be measured using the intrinsic value of that beneficial conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security.”

Accordingly, upon redemption, the Company allocated the consideration paid between the portion related to the redemption of the beneficial conversion feature and that related to the redemption of the convertible loan, based on the guidance stipulated in ASC 470-20-40-3, as cited above. The Company measured the portion allocated to the beneficial conversion feature based on the intrinsic value of the conversion feature at the extinguishment date (which equaled the original beneficial conversion feature since the fair value of the Company’s shares, from the issuance of the convertible date to the redemption date, had not changed). The remaining consideration was allocated to the repurchase of the debt instrument. The amount by which the carrying amount of the convertible loan, at the date of redemption, exceeded the portion attributable to the debt redemption, as above, was recognized as finance income in the consolidated statements of operations for the year ended December 31, 2009.

Note 15 – Subsequent Events, page F-33

42.
We noted your disclosure on page 24 that you effectuated a 1-for-3 forward stock split on March 28, 2011 and changed your name.  It appears that this 1-for- 3 forward stock split occurred before the reverse merger recapitalization.  Based on your disclosure, it appears that this transaction relates solely to the legal acquirer and not the accounting acquirer.  If so, please remove such reference to the forward-split of your common stock, as it does not reflect a transaction of the accounting acquirer, InspireMD Ltd.

Response:

The Company has made the requested revision by removing the reference to the forward split because it relates solely to the legal acquirer on page 27 of Amendment No. 1.

Financial Statements for the Three Months Ended March 31, 2011, page F-36

Consolidated Statements of Change in Equity (Capital Deficiency), page F-38

43.
Reference is made to employee and non-employee share-based compensation expenses of $2,188 recorded during the quarterly period ended March 31, 2011.  Please reconcile this amount with share-based compensation expenses of $385 recorded in your statement of cash flows on page F-39.

U.S. Securities and Exchange Commission
August 26, 2011

Response:

In the Consolidated Statement of Change in Equity, the employee and non-employee share-based compensation includes all compensations including those that were recorded as an issuance cost and others. Please see the table below for the reconciliation of the amounts:

(US$ amounts in thousands)
Share based compensation expenses	385
Share based compensation to advisors recorded as issuing cost (see the Company’s response to Comment No. 46, below)	1,741
Share based compensation to equipment supplier recorded in Property, Plant and Equipment	62
2,188

44.
Reference is made to the 12,008,936 shares issued during the period ended March 31, 2011. Please provide separately for us the nature of each transaction that comprises this total. For each transaction please provide us with the number of share issued and value recorded in your statement of equity.

Response:

The number of ordinary shares is based on the accounting acquirer’s shares outstanding during the period multiplied by the exchange ratio established in the transaction. The 12,008,936 shares and the value recorded in the statement of equity issued during the first quarter is comprised as follows:

			(US$ amounts in thousands)

	Number of		Additional Paid
	Shares	Par Value	in Capital	Total
Outstanding common stock of the
accounting acquire immediately
before the reverse merger recapitalization	6,000,000	*	-	-
Shares and warrants issued as part of
the recapitalization transaction	6,008,936	1	9,013	9,014
Issuing cost			(2,277)	(2,277)
	12,008,936	1	6,736	6,737

* Represents an amount less than $1,000.

U.S. Securities and Exchange Commission
August 26, 2011

45.	Please tell us where in your statement of equity on page F-38 you reflect the number of outstanding common stock of the accounting acquiree immediately before the reverse merger recapitalization.

Response:

The Company refers to its response to Comment No. 44 above.

46.
We note that you recorded approximately $2,277,000 of issuance costs for the issuances of 12,008,936 common shares during the period ended March 31, 2011, as more fully disclosed on page F-38. Please tell us the nature and type of the consideration issued or paid to satisfy the aforementioned issuance cost.

Response:

The nature of the consideration issued is as follows:

Finders’ fee	$1,713,000
Commissions, mainly to the Company's placement agent	$538,000
Legal fees	$26,000
Total	$2,277,000

Consolidated Statement of Cash Flows, page F-39

47.
Reference is made to the proceeds from issuance of shares and warrants, net of issuance costs of $9,468 for the period ended March 31, 2011.  Please provide separately for us the nature of each transaction that comprises this total.  For each transaction please provide us with the separate amount recorded in your statement of cash flows.

Response:

The amount equal to $9,468,000 represents the total net proceeds from the sale of shares of the Company’s common stock and warrants to purchase shares of common stock pursuant to private placement transactions completed simultaneously with the closing of the reverse merger transaction. The details regarding each private placement transaction that comprise the total net proceeds from issuance of shares and warrants is as follows:

U.S. Securities and Exchange Commission
August 26, 2011

(US$ amounts in thousands)
Transaction 1
Issuance of shares of Company common stock, net of $50 issuance cost	940
Non-cash issuance cost (share based compensation)	28
Total	968

Transaction 2
Issuance of shares of Company common stock, net of $2,277 issuance cost	6,736
Non-cash issuance cost (predominantly share based compensation)	1,764
Total	8,500

Total of Transaction 1 and Transaction 2	9,468

Note 5 – Certain Transactions, page F-41

48.	Please revise to explain how you accounted for the warrants issued during the period.

Response:

The warrants issued as part of the private placement transactions were considered as equity under ASC 480 and ASC 505 and recorded in the statement of changes in equity as part of the issuance of share capital and warrants.

Note 6 – Fair Value Measurement, page F-42

49.
We note that the convertible loan was remeasured at March 31, 2011 and the fair value increased by $624, however, it does not appear the amount included on your balance sheet reflects the increase in fair value, please explain.

Response:

The convertible loan was recorded at a fair value of $1,044,000 as of December 31, 2010, and then subsequently remeasured at fair value with the increase in fair value of $624,000 included in the Consolidated Statements of Operations as of March 31, 2011. Please refer to the following reconciliation:

Opening balance January 1, 2011	$1,044,000
First Quarter 2011 changes:
Fair value valuation	$624,000
Conversion	$(668,000)
Closing balance March 31, 2011	$1,000,000

U.S. Securities and Exchange Commission
August 26, 2011

Recent Sales of Unregistered Securities, page II-1

50.	Please tell us when you filed the Form D for the transactions that you claim were exempt by Regulation D.

Response:

The Company has filed a Form D for the appropriate transactions on August 26, 2011.

Signatures

51.
Please clearly indicate below the second paragraph of text required on the Form S-1 Signatures page who signed the document in the capacity of principal financial officer and controller or principal accounting officer.

Response:

The Company has made the requested revision by indicating the executives signing as principal executive officer and principal financial and accounting officer.

Exhibits

52.	Please file all material agreements. For example, we note that you have not filed the factoring agreement referenced on page F-41.

Response:

The Company has made the requested revision by filing the factoring agreement as Exhibit 10.29 to Amendment No. 1.

53.	Please file complete agreements. For example, we note that many annexes, exhibits and schedules were not filed with exhibits 10.5, 10.10, 10.11 and 10.13 of the Form 8-K filed on April 6, 2011.

Response:

The Company has made the requested revision by re-filing Exhibits 10.5, 10.10, 10.11, 10.12 and 10.13 to Amendment No. 1 with each agreement’s pertinent annexes, exhibits and schedules.  The Company notes that Schedule C of Exhibit 10.11 and Exhibit F of Exhibit 10.12 were never produced upon the signing and consummation of the respective agreements and, as such, cannot be filed.

U.S. Securities and Exchange Commission
August 26, 2011

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.